                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13G

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934


                                IMRGLOBAL CORP.
                               ----------------
                               (Name of Issuer)


                     COMMON STOCK, par value $.10 per share
                     --------------------------------------
                         (Title of Class of Securities)


                                  45675E 10 8
                                  -----------
                                 (CUSIP Number)


                                 March 26, 1999
                                 --------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

   [ ] Rule 13d-1(b)

   [X] Rule 13d-1(c)

   [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 5 Pages
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------------------------                                 ---------------------
  CUSIP NO.  45675E 10 8            13G                    Page 2 of 5 Pages
------------------------                                 ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          Michael J. Alfant           SSN: ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

          USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF             1,731,215

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                           110,504(1)
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING              1,731,215

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          110,504(1)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
          1,841,719(1)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
               6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
          IN
------------------------------------------------------------------------------

      (1) Includes 110,504 shares owned by Mr. Alfant's spouse, as to which Mr. Alfant disclaims beneficial ownership.

Schedule 13G                                                   Page 3 of 5 Pages
Michael J. Alfant


Item 1.

    (a)  Name of Issuer:  IMRglobal Corp.

    (b)  Address of Issuer's Principal Executive Offices:

         26750 U.S.Highway 19N
         Suite 500
         Clearwater, Florida  33761-3460

Item 2.

    (a)  Name of Person Filing:

         Michael J. Alfant

    (b)  Address of Principal Business Office or, if none, Residence:

         Fusion Systems Japan Co., Ltd.
         Daiwa Naka-Meguro Bldg. 5-8F
         4-6-1 Naka-Meguro, Meguro-ku
         Tokyo  JAPAN  153-0061

    (c)  Citizenship:  U.S.A.

    (d)  Title of Class Securities:  Common Stock, par value $.10 per share

    (e)  CUSIP Number:  45675E 10 8

Item 3.

    Not applicable.

Item 4.  Ownership

    (a)  Amount Beneficially Owned:

         1,841,719 shares  (1)

    (b)  Percent of Class:  6.2%

    (c) Number of shares as to which such person has:

           (i)  sole power to vote or to direct the vote:

                1,731,215

           (ii) shared power to vote or to direct the vote:

                110,504 (1)
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Schedule 13G                                                   Page 4 of 5 Pages
Michael J. Alfant


         (iii)  sole power to dispose or to direct the disposition of:

                1,731,215

         (iv)   shared power to dispose or to direct the disposition of:

                110,504 (1)


  (1) Includes 110,504 shares owned by Mr. Alfant's spouse, as to which Mr. Alfant disclaims beneficial ownership.

Item 5.  Ownership of Five Percent or Less of a Class

    Not applicable.

Item 6.

    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

    Not Applicable.

Item 8.  Identification and Classification of Members of the Group

    Not applicable.

Item 9.  Notice of Dissolution of the Group

    Not applicable.

Item 10.  Certification

    By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Schedule 13G                                                   Page 5 of 5 Pages
Michael J. Alfant

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                         Date:  April 1, 1999




                                            /s/ Michael J. Alfant
                                         ------------------------------
                                         Michael J. Alfant
                                         President
                                         Fusion Systems Japan Co., Ltd.